

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

Thomas Paquin
Chief Executive Officer
VictoryBase Corporation
PO Box 617
Roanoke, TX 76262

> **Re: VictoryBase Corporation**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 29, 2021**
> **File No. 024-11748**

Dear Mr. Paquin:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2021 letter.

Offering Statement on Form 1-A filed December 29, 2021

Potential Future Discount Program, page 21

1. You state that "[t]he discount will not change based upon the value of your Shares." Please add risk factor disclosure discussing the risk that the cost of your securities under a subscription may exceed that value of any discount you offer.

2. You state that "We plan to experiment with adjustments to the amount of this discount in an effort to optimize our cost savings as it relates to the amount of the discount offered." Please disclose how your experimentation with the discount program will affect existing discount agreements.

Description of the Business, page 23

3.	We note your response to comment 3. Please provide us an estimate of the total value of your discount program for the duration of the offering and how you determined that value.

General

4.	In your response to comment 4, you state that "We are not planning to offer compensation to any person for their participation in this offering at this time." Please clarify this statement and tell us whether it relates to your proposed discount program.

	You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:	Douglas Clayton